FOR IMMEDIATE RELEASE
- ---------------------

        ZENITH REPORTS FOURTH-QUARTER LOSS, RESTRUCTURING CHARGES


GLENVIEW, Ill., Feb. 15, 1994 --  Zenith Electronics Corporation's
fourth-quarter 1993 pre-tax operating results were essentially unchanged from the fourth quarter of 1992 -- an operating loss of $5 million before restructuring charges.
		Major cost-reduction efforts helped offset the effect of a $26 million drop in sales in non-core business areas, $8 million of color TV price reductions implemented a year ago, and a $3 million charge for increases in certain inventories accounted for on a LIFO basis.
		Special fourth-quarter 1993 charges were $31 million, primarily related to restructuring and re-engineering actions announced in December.  The charges cover actions that, together with other initiatives, are expected to reduce ongoing costs by about $50 million in 1994, compared with 1993.
		The total fourth-quarter loss was $36.0 million, or $1.04 per share in
1993, compared with a net loss of $20.3 million, or 67 cents per share in
1992. (Fourth-quarter 1992 results included net charges of $15 million, made up of a $25 million special charge, offset in part by a $10 million tax credit.)
		Fourth-quarter sales were $361 million in 1993 and $385 million in 1992.
Sales in the core product areas were up slightly in the fourth quarter.
Sales for non-core product areas declined by $26 million.

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  Color television dollar sales were up substantially, despite the $8 million of lower prices compared with the fourth quarter of 1992 (although pricing remained relatively stable throughout 1993).  The higher TV sales were largely offset by lower sales of other core products, primarily picture tubes sold to other manufacturers, due to a glass shortage which also adversely impacted Zenith color TV sales.
		For the full year, Zenith reported a net loss of $97.0 million, or $3.01 per share, compared with a 1992 loss of $105.9 million, or $3.59 per share.
Results for 1992 included restructuring charges of $48 million and tax credits of $16 million.
  Full-year sales were $1,228 million in 1993, compared with $1,243 million in 1992.
 	Zenith Electronics Corporation, based in Glenview, Ill., has been a leader in electronics for 75 years.  Zenith's core business -- consumer electronics, cable and networking products -- is at the center of the company's digital strategy, which includes interactive television, digital cable, video dial- tone, networking and high-definition television systems.

                                  -30-


MEDIA CONTACT:     John Taylor (708) 391-8181
INVESTOR CONTACT:  Bill McNitt (708) 391-7713


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                       ZENITH ELECTRONICS CORPORATION
                   STATEMENTS OF CONSOLIDATED OPERATIONS
                   (In millions, except per share amount)


                                           (Unaudited)
                                      Three Months Ended  Twelve Months Ended
                                      ------------------  ----------------------
                                      Dec. 31,   Dec. 31,   Dec. 31,    Dec. 31,
                                        1993      1992       1993        1992
                                      --------  --------  ----------  ----------
Net sales                             $ 361.2   $ 385.0   $1,228.2    $1,243.5
                                      --------  --------  ----------  ----------

Costs, expenses and other:
  Cost of products sold                 335.1     357.9    1,163.9     1,179.3
  Selling, general and administrative    24.3      24.8       92.5        94.0
  Engineering and research               11.2      14.3       47.8        55.4
  Other operating expense (income), net  (8.7)     (9.9)     (25.2)      (24.3)
  Restructuring and other charges        31.0      24.8       31.0        48.1
                                      --------  --------  ----------  ----------

Operating income (loss)                 (31.7)    (26.9)     (81.8)     (109.0)
Interest expense                         (4.4)     (3.9)     (15.5)      (13.7)
Interest income                            -         .5         .3          .9
                                      --------  --------  ----------  ----------

Income (loss) before income taxes       (36.1)    (30.3)     (97.0)     (121.8)
Income taxes (credit)                     (.1)    (10.0)        -        (15.9)
                                      --------  --------  ----------  ----------

Net income (loss)                     $ (36.0)  $ (20.3)   $ (97.0)    $(105.9)
                                      ========  ========  ==========  ==========

Net income (loss)
  per share of common stock           $ (1.04)  $ (.67)    $ (3.01)    $(3.59)
                                      ========= =========  =========   =========


Average shares outstanding               34.7      30.3       32.3        29.5

